Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition Update
Released	07:00 08-Feb-06

RNS Number:0763Y
Wolseley PLC
08 February 2006

NEWS RELEASE
8 February 2006

Wolseley plc
Acquisition update - £72 million spent on three further acquisitions taking total for the year so far to more than £500 million

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today three further acquisitions.

Since the beginning of the financial year on 1 August 2005, a total of 25 distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £508 million. These 25 acquisitions are expected to add approximately £806 million to group turnover in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £326 million.

US Building Materials Distribution

On 1 February 2006, Stock Building Supply (“Stock”) acquired Universal Supply Co., Inc. (“Universal”) a diversified distributor of building materials, from members of the Umosella family. The acquisition gives Stock its first presence in the state of New Jersey operating from seven branches. Universal is the market leader in southern New Jersey with a well diversified customer base of local building contractors. In the year ended 31 December 2005 Universal had sales of $142.0 million (£80.0 million) and gross assets of $40.9 million (£23.0 million) at that date.

European Distribution

On 1 February 2006 PBM acquired Alain Carrelage, a floor tiling distributor from Alain Tarbouriech, Bernadette Tarbouriech, Odette Tarbouriech, William Tarbouriech, Alex Vial, Denise Lagondrille and Bernard Gau. Alain Carrelage has one outlet in Labege, a suburb of Toulouse, in France. In the year ended 31 December 2004 it had sales of €4.0 million (£2.7 million) and gross assets of €0.9 million (£0.6 million) at that date.

On 3 February 2006 PBM agreed to acquire DAFI, a distributor of heavy side products from Daniel Audin and other shareholders. The acquisition is subject to the French Finance Ministry’s approval following which, closing is expected in April 2006. DAFI operates from 18 branches in the Rhone-Alpes region of South East France with a customer base of generalist builders’ merchants. In the year ended 31 December 2004 DAFI generated turnover of €64.7 million (£44.0 million) and had gross assets of €25.9 million (£17.6 million) at that date.

The divisional split of the total acquisition spend since 1 August 2005 is:

Division	No. of Acquisitions		Spend
			£ Million

European Distribution		10	273
North American Plumbing & Heating Distribution		12	111
US Building Materials Distribution		3	124

	TOTAL	25	508

Charlie Banks, Group Chief Executive of Wolseley said:

“We are delighted to announce these new acquisitions which will further strengthen our presence in Europe and North America and take our total spend in just over six months to more than £500 million, twice our annual target spend. I am particularly pleased that Stock has entered its 31st US state and that PBM is expanding in the South East of France, both illustrating how Wolseley is expanding its geographic footprint for future growth.”

ENQUIRIES:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959
Andrew Fenwick
Deborah Fairbrass

Exchange Rates:
The following exchange rates have been used for the acquisitions noted above:
£1 = $1.78, £1 = €1.47.

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before goodwill, was £708 million. Wolseley has around 63,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

This information is provided by RNS
The company news service from the London Stock Exchange